Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2015 AND 2014

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBio”), for the three-month and six-month periods ended August 31, 2015 and 2014. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and six-month periods ended August 31, 2015 and 2014. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and six-month periods ended August 31, 2015 and 2014 is based on the consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 14, 2015. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes with regards to the “Off Balance Sheet Arrangements and Contractual Obligations”, “Contingencies”, “Critical Accounting Policies and Estimates”, “Use of Estimates and Judgment”, “Change in Accounting Policies and Future Accounting Changes”, “Financial Instruments” and “Risks and Uncertainties” to those outlined in the Corporation’s 2015 annual MD&A as filed with securities regulatory authorities on May 27, 2015. As such, they are not repeated herein. The information in this MD&A is current as of October 14, 2015.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Information disclosed in this report has been limited to what Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

A reconciliation of net loss to Adjusted EBITDA is presented later in this document.

BUSINESS OVERVIEW

Production Facility Operations

All viscosity and production concerns at Neptune’s Sherbrooke plant are successfully resolved and the effective capacity now surpasses the original 150 metric ton annual target. Product specifications and material handling characteristics are fully in-line with both customers and Neptune’s expectations. Neptune is increasing its sales efforts to ensure customer demand matches plant output going forward.

management discussion and analysis of the financial situation and operating results

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance, is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures. As Neptune drives productivity efficiencies throughout the business, it should result in a strengthening of the financial results going forward.

Direct to Consumer (DTC) Initiative Launched in Canada

Neptune recently launched a DTC initiative in Canada, with the introduction of OCEANO3TM, a new product containing our premier krill oil, NKO®. OCEANO3TM is available exclusively online and is also being offered to our business to business (B2B) customers looking for a turnkey solution. This e-commerce solution is consistent with Neptune’s strategy to move up the value chain and get closer to the consumer through value added solutions. It also allows Neptune to effectively open up a window into consumer buying behaviours, without disrupting Neptune’s B2B customers.

Human Resources

Neptune, along with Acasti, currently employs 119 employees.

On April 29, 2015, Neptune announced the departure of Mr. André Godin as Chief Financial Officer of the Corporation. On August 5, 2015, Neptune and Acasti announced the appointment of Mario Paradis as Chief Financial Officer, starting August 24, 2015.

On August 28, 2015, the parties reached an agreement on the composition of the bargaining unit limited to the production employees (approximately 20-25 employees). The certification has no impact on Neptune’s operations and at its Sherbrooke plant.

Patents and License Agreements

On March 23, 2015, Neptune announced that the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351) and triggering royalty payments from Aker and Enzymotec to Neptune. On December 17, 2013 and April 27, 2014, Neptune had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US.

On April 23, 2015, both Aker and Enzymotec filed a request with the same PTAB for a rehearing. On July 10, 2015, Neptune announced that the PTAB of the USPTO had denied Aker and Enzymotec’s (collectively the “Petitioner”) request for a rehearing of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351). Based on their review of Aker and Enzymotec’s petition, the PTAB highlighted that the Petitioner has not shown that the PTAB misapprehended or overlooked any matter, thus reconfirming the validity of the specific Neptune claims.

On September 9, 2015, Aker and Enzymotec appealed the PTAB’s decision of March 23, 2015. Once the appeal is docketed by the US Federal Court of Appeals, the parties will have 60 days to file their Opening Briefs with the Court. Neptune has also filed a notice of appeal. No trial date has been set.

On May 15, 2015, Neptune filed a Complaint in the United States District Court for the Southern District of New York against Aker Biomarine AS, Aker Biomarine Antarctic USA, Inc. and Aker Biomarine Antarctic AS. Neptune is requesting a judgment against the Defendants declaring, amongst other things, that they must pay ongoing royalties on sales of Krill Oil Based Products made on or after March 23, 2015. On September 15, 2015, Aker filed its Answer and Counterclaim. Neptune intends to reply to Aker’s counterclaim. No trial date has been set.

management discussion and analysis of the financial situation and operating results

Under the terms of the settlement agreement with Enzymotec entered into on April 27, 2014, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that all claims in Neptune Australian patents are patentable and this re-examination is now completed. On July 28, 2015, Enzymotec filed a second request for re-examination against the same patent, which was rejected in whole by the Australian patent office in early September 2015, confirming again the validity of Neptune’s Australian composition patent AU 2002322233. Enzymotec therefore has to pay, under the terms of the settlement agreement, royalties to Neptune on sales in Australia since April 27, 2014. No such royalty amount has been recognized in the Neptune’s financial statements of the three-month and six-month periods ended August 31, 2015. Neptune is working on recovering the royalties owed from Enzymotec.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

The Food and Drug Administration (FDA) has provided Acasti with guidance and recommendations regarding next steps in the clinical development of CaPre®. Acasti is incorporating these comments into its development plan to be better aligned with current FDA views on CaPre® and to ensure it is well positioned to move towards regulatory approval. Working with several leading experts in pharmaceutical drug development, Acasti is also considering different alternatives to optimize its development plan for CaPre®. Acasti will continue discussions with the FDA and upon approval will move forward with its trials.

Acasti intends to pursue CaPre® regulatory pathway under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and plans to conduct a pivotal bioavailability bridging study, comparing CaPre® to an omega-3 prescription drug. The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre®, including the Phase 3 protocol design, while most importantly benefiting from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug. In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a New Drug Application (NDA) submission.

FDA discussions are still ongoing and Acasti has prepared a comprehensive development plan to be reviewed with them. Execution of the plan will be contingent on FDA comments. As such, Acasti has not finalized its definitive Phase 3 program and overall costs and timelines are still contingent on FDA direction. However, based on preliminary discussions with them, along with Acasti’s intent to do a pivotal bioavailability bridging study, Acasti believes that a Phase 3 trial could be initiated in the next 18 months.

Acasti still intends to conduct a phase 3 clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides level (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase 3 clinical trial. An SPA is a declaration from the FDA that the Phase 3 protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase 3 clinical trial.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

NeuroBioPharm Inc.

Following the Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBio on February 20, 2015, the corporation became a non-operating entity.

management discussion and analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month and six-month periods ended August 31, 2015 and 2014. The information has been derived from the unaudited consolidated interim financial statements for the three-month and six-month periods ended August 31, 2015 and 2014 and the notes thereto, prepared in accordance with IFRS as issued by IASB.

(Expressed in thousands of dollars, except per share data)

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2015 (Unaudited)	2014 (Unaudited)	2015 (Unaudited)	2014 (Unaudited)
	$	$	$	$
Total revenues	4,378	2,623	7,082	6,314
Adjusted EBITDA[1]	(3,104)	(12,875)	(8,272)	(18,647)
Net loss	(2,557)	(14,848)	(7,523)	(19,217)
Net loss attributable to equity holders
of the Corporation	(1,875)	(12,725)	(6,309)	(17,408)
Basic and diluted loss per share	(0.02)	(0.17)	(0.08)	(0.24)

Total assets	88,886	117,929	88,886	117,929
Working capital[2]	31,402	55,116	31,402	55,116
Total equity	66,185	81,929	66,185	81,929
Non-current financial liabilities	13,332	14,354	13,332	14,354

Key ratios (% of total revenues):
Gross margin	16%	(150%)	(2%)	(54%)
Selling expenses	12%	30%	18%	25%
General and administrative expenses	60%	244%	77%	217%
Research and development expenses	38%	127%	49%	85%
Adjusted EBITDA	(71%)	(491%)	(117%)	(295%)
[1]	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

RECONCILIATION OF NET LOSS TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

(Expressed in thousands of dollars)

	Three-month periods		Six-month periods
	ended August 31,		ended August 31,
	2015	2014	2015	2014
	$	$	$	$
Net loss	(2,557)	(14,848)	(7,523)	(19,217)
Add (deduct):
Depreciation and amortization	612	430	1,212	536
Finance costs	394	482	725	779
Finance income	(1,255)	(53)	(2,805)	(4,266)
Stock-based compensation	426	1,114	843	3,276
Insurance recoveries	(724)	-	(724)	-
Income taxes	-	-	-	245
Adjusted EBITDA	(3,104)	(12,875)	(8,272)	(18,647)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(Expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data are presented below.

	August 31,	May 31,	February 28,	November 30,
	2015	2015	2015	2014
	$	$	$	$
Total Revenues	4,378	2,704	4,021	4,735
Adjusted EBITDA[1]	(3,104)	(5,168)	(9,964)	(4,315)
Net loss	(2,557)	(4,966)	(10,679)	74
Net loss attributable to equity holders of the Corporation	(1,875)	(4,434)	(9,220)	(1,333)
Basic and diluted loss per share	(0.02)	(0.06)	(0.12)	(0.02)

	August 31,	May 31,	February 28,	November 30,
	2014	2014	2014	2013
	$	$	$	$
Total Revenues	2,623	3,691	3,665	4,395
Adjusted EBITDA[1]	(12,875)	(5,772)	(2,711)	(6,362)
Net loss	(14,848)	(4,368)	(1,327)	(10,443)
Net loss attributable to equity holders of the Corporation	(12,725)	(4,683)	192	(8,797)
Basic and diluted loss per share	(0.17)	(0.06)	0.00	(0.14)

[1]	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

The net loss of the quarter ended August 31, 2015 includes unallocated production overheads due to lower than expected level of production of $441, inventory write-down of $945 and reversal of write-down on inventory of $1,406. The net loss of the quarter ended May 31, 2015 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $1,653 and also includes unallocated production overheads due to lower than expected level of production of $1,733.

The net loss of the quarter ended February 28, 2015 includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material, a bad debt expense of $592 and a loss resulting from the change in fair value of the derivative warrant liability of $681. The net loss of the quarter ended November 30, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $5,043. The net loss of the quarter ended August 31, 2014 includes incremental costs due to plant ramp-up of $2,658, inventory write-down of $2,063, a loss resulting from the change in fair value of the derivative warrant liability of $308 and a bad debt expense of $1,246 related to one significant customer. The net loss of the quarter ended May 31, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $4,485 and also of other income from royalty settlement of $1,634.

The net loss of the quarter ended February 28, 2014 includes insurance recoveries of $5,594 and costs related to the plant explosion of $899. The net loss of the quarter ended November 30, 2013 includes insurance recoveries of $261 and costs related to the plant explosion of $449.

SEGMENT DISCLOSURES

Following the Plan of Arrangement providing for the acquisition by Neptune of all the issued and outstanding shares of NeuroBio on February 20, 2015, NeuroBio became a non-operating entity and the Corporation has therefore two reportable operating segments: the first involves the production and commercialization of nutraceutical products (Neptune) and the second is the development and commercialization of medical food and pharmaceutical products for cardiovascular diseases (Acasti).

For the three-month and six-month periods ended August 31, 2015, all revenues were generated by the nutraceutical segment, with the exception of some minor sales of Acasti’s medical food product, Onemia®. The continuity of all operations of the consolidated group is presently supported by Neptune’s revenues and financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for its medical food product, Onemia®, while Phase II clinical trials for its prescription drug candidate, CaPre®, were completed in order to move to the next step of its development (Phase III).

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and they are generating gross margins that are still lower than those seen prior to the plant incident on November 8, 2012. In the case of Acasti, commercialization of its medical food product is underway and it is presently not generating a significant amount of revenue.

The consolidated cash flows are explained in a following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

(Expressed in thousands of dollars)

The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended August 31, 2015

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Total
	$	$	$
Total revenues	4,371	7	4,378
Adjusted EBITDA	(1,620)	(1,484)	(3,104)
Net loss	(1,897)	(660)	(2,557)
Total assets	71,974	16,912	88,886
Working capital	16,115	15,287	31,402

Adjusted EBITDA calculation
Net loss	(1,897)	(660)	(2,557)
add (deduct):
Depreciation and amortization	598	14	612
Finance costs	393 [4]	1	394 [4]
Finance income	(335)[1]	(920)[2]	(1,255)[3]
Stock-based compensation	345	81	426
Insurance recoveries	(724)	-	(724)
Adjusted EBITDA	(1,620)	(1,484)	(3,104)

1 Including change in fair value of derivatives of $1.

2 Including change in fair value of derivatives of ($24).

3 Including change in fair value of derivatives of ($23).

4 Including change in fair value of derivatives of $59.

Three-month period ended August 31, 2014

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	2,615	8	-	2,623
Adjusted EBITDA	(10,132)	(2,446)	(297)	(12,875)
Net loss	(11,356)	(3,129)	(363)	(14,848)
Total assets	94,129	22,859	941	117,929
Working capital	33,163	21,129	824	55,116

Adjusted EBITDA calculation
Net loss	(11,356)	(3,129)	(363)	(14,848)
add (deduct):
Depreciation and amortization	425	5	-	430
Finance costs	199 [1]	283 [2]	-	482 [3]
Finance income	(27)	(26)	-	(53)
Share-based compensation	627	421	66	1,114
Adjusted EBITDA	(10,132)	(2,446)	(297)	(12,875)

1 Including change in fair value of derivatives of ($10).

2 Including change in fair value of derivatives of $318.

3 Including change in fair value of derivatives of $308.

management discussion and analysis of the financial situation and operating results

Six-month period ended August 31, 2015

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Total
	$	$	$
Total revenues	7,070	12	7,082
Adjusted EBITDA	(4,928)	(3,344)	(8,272)
Net loss	(6,564)	(959)	(7,523)
Total assets	71,974	16,912	88,886
Working capital	16,115	15,287	31,402

Adjusted EBITDA calculation
Net loss	(6,564)	(959)	(7,523)
add (deduct):
Depreciation and amortization	1,191	21	1,212
Finance costs	723 [4]	2	725 [4]
Finance income	(240)[1]	(2,565)[2]	(2,805)[3]
Stock-based compensation	686	157	843
Insurance recoveries	(724)	-	(724)
Adjusted EBITDA	(4,928)	(3,344)	(8,272)

1 Including change in fair value of derivatives of $55.

2 Including change in fair value of derivatives of ($1,732).

3 Including change in fair value of derivatives of ($1,676).

4 Including change in fair value of derivatives of $59.

Six-month period ended August 31, 2014

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	6,250	64	-	6,314
Adjusted EBITDA	(13,897)	(4,141)	(609)	(18,647)
Net loss	(17,058)	(1,192)	(967)	(19,217)
Total assets	94,129	22,859	941	117,929
Working capital	33,163	21,129	824	55,116

Adjusted EBITDA calculation
Net loss	(17,058)	(1,192)	(967)	(19,217)
add (deduct):
Depreciation and amortization	530	6	-	536
Finance costs	478	301	-	779
Finance income	105 [1]	(4,371)[2]	-	(4,266)[3]
Share-based compensation	1,803	1,115	358	3,276
Income taxes	245	-	-	245
Adjusted EBITDA	(13,897)	(4,141)	(609)	(18,647)

1 Including change in fair value of derivatives of $139.

2 Including change in fair value of derivatives of $(4,316).

3 Including change in fair value of derivatives of $(4,177).

management discussion and analysis of the financial situation and operating results

OPERATING RESULTS

(All figures in the section are expressed in thousands of dollars)

Revenues

Total revenues for the three-month period ended August 31, 2015 amounted to $4,378, representing an increase of 67% compared to $2,623 for the three-month period ended August 31, 2014. Total revenues for the six-month period ended August 31, 2015 amounted to $7,082, representing an increase of 12% compared to $6,314 for the six-month period ended August 31, 2014. Revenues from sales for the three-month and six-month periods ended August 31, 2015 were largely generated from sales of NKO®. Revenues from sales for the three-month and six-month periods ended August 31, 2014 were entirely generated from sales of krill oil acquired by the Corporation through the non-exclusive krill oil manufacturing and supply agreement with an oil producer.

Total revenues for the six-month period ended August 31, 2015 include recognition of $270 of deferred royalty revenues representing the non-refundable payments under a partnership agreement.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended August 31, 2015 amounted to $695 compared to ($3,921) for the same period in 2014. Gross margin for the six-month period ended August 31, 2015 amounted to ($147) compared to ($3,399) for the same period in 2014. The increase in gross margin for the three-month period ended August 31, 2015 compared to last year's corresponding period was primarily due to the plant ramp-up costs that occurred in the three-month period ended August 31, 2014 for $2,658 compared to unallocated production overheads due to lower than expected level of production of $441 for the three-month period ended August 31, 2015. The increase in gross margin is also attributable to the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the three-month period ended August 31, 2015 compared to an inventory write-down of $2,063 for the last year’s corresponding period.

The increase in gross margin for the six-month period ended August 31, 2015 compared to last year's corresponding period was primarily due to the plant ramp-up costs that occurred in the six-month period ended August 31, 2014 for $2,658 compared to unallocated production overheads due to lower than expected level of production of $2,174 for the six-month period ended August 31, 2015. The increase in gross margin is also attributable to the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the six-month period ended August 31, 2015 compared to an inventory write-down of $2,063 for the last year’s corresponding period.

Other income

An amount of $724 was recognized during the three-month and six-month periods ended August 31, 2015 for insurance recoveries related to the 2012 plant explosion.

An amount of $1,634 was recognized during the six-month period ended August 31, 2014 for royalty settlement as a result of negotiations with third parties to settle infringement of the Corporation’s intellectual property cases.

Selling expenses

Selling expenses amounted to $526 in the three-month period ended August 31, 2015 compared to $774 for the corresponding period in 2014. Selling expenses amounted to $1,246 in the six-month period ended August 31, 2015 compared to $1,596 for the corresponding period in 2014.

The decrease in selling expenses for the three-month period ended August 31, 2015 is mostly attributable to a decrease in marketing expenses of $225 related to a special event that occurred last year. The decrease in selling expenses for the six-month period ended August 31, 2015 is mostly attributable to a decrease in marketing expenses of $278 as mentioned above.

management discussion and analysis of the financial situation and operating results

General and Administrative (G&A) Expenses

G&A expenses amounted to $2,638 in the three-month period ended August 31, 2015 compared to $6,404 for the corresponding period in 2014, a decrease of $3,766 compared to the corresponding period in 2014. G&A expenses amounted to $5,461 in the six-month period ended August 31, 2015 compared to $13,714 for the corresponding period in 2014, a decrease of $8,253 compared to the corresponding period in 2014.

The decrease of $3,766 in the three-month period ended August 31, 2015 compared to last year's corresponding quarter is mainly attributable to a decrease in salaries and benefits of $605, a decrease in stock-based compensation expense of $545, a decrease in professional and legal fees of $823 incurred in defending the Corporation’s patents, a decrease in training costs of $258 incurred for new employees before the restart of the plant in 2014 and a decrease in bad debt expenses of $1,300 recognized in 2014 related to one significant customer of the Corporation. The decrease is also attributable to the reallocation of plant expenses that are now recorded in the cost of sales. As the plant was not re-opened at that time, storage costs of $349 were included in general and administration expenses for the three-month period ended August 31, 2014.

The decrease of $8,253 in the six-month period ended August 31, 2015 compared to last year's corresponding quarter is mainly attributable to a decrease in salaries and benefits of $1,505, a decrease in stock-based compensation expense of $2,013, a decrease in professional and legal fees of $1,125 incurred in defending the Corporation’s patents, a decrease in training costs of $691 incurred for new employees before the restart of the plant in 2014 and a decrease in bad debt expenses of $1,787 recognized in 2014 related to one significant customer of the Corporation. The decrease is also attributable to the reallocation of plant expenses that are now recorded in the cost of sales. As the plant was not re-opened at that time, storage costs of $826 and other expenses related to the plant of $252 were included in general and administration expenses for the six-month period ended August 31, 2014.

Research and Development (R&D) Expenses

R&D expenses amounted to $1,673 in the three-month period ended August 31, 2015 compared to $3,318 for the corresponding period in 2014, a decrease of $1,645 compared to the same period in 2014. R&D expenses amounted to $3,473 in the six-month period ended August 31, 2015 compared to $5,384 for the corresponding period in 2014, a decrease of $1,911 compared to the corresponding period in 2014.

The decrease of $1,645 in the three-month period ended August 31, 2015 is mainly attributable to a decrease in stock-based compensation expense of $122, a decrease in R&D expenses in the cardiovascular segment for an amount of $637, a decrease in patent maintenance fees of $437 due to cyclical aspect of patent enforcement activities and a decrease in impairment loss related to intangible assets of $167. The decrease of $1,911 in the six-month period ended August 31, 2015 is mainly attributable to a decrease in stock-based compensation expense of $362, a decrease in R&D expenses in the cardiovascular segment for an amount of $425, a decrease in patent maintenance fees of $355 due to cyclical aspect of patent enforcement activities and a decrease in impairment loss related to intangible assets of $167.

Finance Income

Finance income amounted to $1,255 in the three-month period ended August 31, 2015 compared to $53 for the corresponding period in 2014, representing an increase of $1,202. Finance income amounted to $2,805 in the six-month period ended August 31, 2015 compared to $4,266 for the corresponding period in 2014, representing a decrease of $1,461.

The increase of $1,202 in the three-month period ended August 31, 2015 is mainly attributable to the foreign exchange gain of $1,223 recorded in the three-month period ended August 31, 2015. The decrease of $1,461 in the six-month period ended August 31, 2015 is mainly attributable to the revaluation of the warrant liabilities related to Acasti’s public offering warrants 2014 for which a change in fair value gain of $1,676 was recorded in the six-month period ended August 31, 2015 compared to $4,177 in the six-month period ended August 31, 2014. This decrease is partially offset by a foreign exchange gain of $1,086 recorded in the six-month period ended August 31, 2015. The foreign exchange gain recorded in the three-month and six-month periods ended August 31, 2015 is attributable to the devaluation of the Canadian dollar over the US dollar mainly on cash and short-term investment denominated in US dollars held by the Corporation.

management discussion and analysis of the financial situation and operating results

Finance Costs

Finance costs amounted to $394 in the three-month period ended August 31, 2015 compared to $482 for the corresponding period in 2014, a decrease of $88 compared to the same period in 2014. Finance costs amounted to $725 in the six-month period ended August 31, 2015 compared to $779 for the corresponding period in 2014, a decrease of $54 compared to the same period in 2014.

The decrease of $88 in the three-month period ended August 31, 2015 is mainly attributable to the revaluation of the warrant liabilities related to Acasti’s public offering warrants 2014 for which a change in fair value loss of $308 was recorded in the three-month period ended August 31, 2015. The decrease is partially offset by an increase in interest charge on loans and borrowings of $160 due to the increased debt level of the Corporation. The decrease of $54 in the six-month period ended August 31, 2015 is mainly attributable to the increase in interest charge on loans and borrowings of $471 partially offset by a foreign exchange loss of $585 recorded in the six-month period ended August 31, 2014 mainly on short-term investment denominated in US dollars held by the Corporation.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA increased by $9,771 for the three-month period ended August 31, 2015 to ($3,104) compared to ($12,875) for the three-month period ended August 31, 2014. Adjusted EBITDA increased by $10,375 for the six-month period ended August 31, 2015 to ($8,272) compared to ($18,647) for the six-month period ended August 31, 2014.

The improvement of the adjusted EBITDA of $9,771 for the three-month period ended August 31, 2015 is mainly attributable to a decrease in selling expenses of $225, in G&A expenses of $2,986 and in R&D expenses of $1,241. The improvement of the adjusted EBITDA for the three-month period ended August 31, 2015 is also attributable to plant ramp-up costs that occurred in the three-month period ended August 31, 2014 for $2,658 compared to unallocated production overheads due to lower than expected level of production of $441 for the three-month period ended August 31, 2015. Additionally, the adjusted EBITDA is impacted by the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the three-month period ended August 31, 2015 compared to an inventory write-down of $2,063 for the last year’s corresponding period.

The improvement of the adjusted EBITDA of $10,375 for the six-month period ended August 31, 2015 is mainly attributable to a decrease in selling expenses of $278, in G&A expenses of $5,108 and in R&D expenses of $947. The improvement of the adjusted EBITDA for the six-month period ended August 31, 2015 is also attributable to plant ramp-up costs that occurred in the six-month period ended August 31, 2014 for $2,658 compared to unallocated production overheads due to lower than expected level of production of $2,174 for the six-month period ended August 31, 2015. Additionally, the adjusted EBITDA is impacted by the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the six-month period ended August 31, 2015 compared to an inventory write-down of $2,063 for the last year’s corresponding period.

Net Loss

The Corporation realized a consolidated net loss for the three-month period ended August 31, 2015 of ($2,557) compared to ($14,848) for the three-month period ended August 31, 2014, a decrease of $12,291 compared to the same period in 2014. The Corporation realized a consolidated net loss for the six-month period ended August 31, 2015 of ($7,523) compared to ($19,217) for the six-month period ended August 31, 2014, a decrease of $11,694 compared to the same period in 2014.

The decrease in the consolidated net loss of $12,291 for the three-month period ended August 31, 2015 is mainly attributable to the same reasons stated above for the improvement of the adjusted EBITDA for the three-month period ended August 31, 2015. This decrease is also attributable to a decrease in stock-based compensation expense of $688, to an increase in finance income of $1,202 and to insurance recoveries of $724 recorded in the three-month period ended August 31, 2015.

The decrease in the consolidated net loss of $11,694 for the six-month period ended August 31, 2015 is mainly attributable to the same reasons stated above for the improvement of the adjusted EBITDA for the six-month period ended August 31, 2015. This decrease is also attributable to a decrease in stock-based compensation expense of $2,432, to insurance recoveries of $724 recorded in the six-month period ended August 31, 2015 partially offset by a decrease in finance income of $1,461.

management discussion and analysis of the financial situation and operating results

LIQUIDITY AND CAPITAL RESOURCES

(All figures in the section are expressed in thousands of dollars)

Operating Activities

During the six-month period ended August 31, 2015, the operating activities generated a decrease in cash of $7,961, compared to a decrease of $6,822 for the six-month period ended August 31, 2014. The decrease in cash flows from operating activities for the six-month period ended August 31, 2015 is mainly attributable to the decrease in net loss incurred after adjustments for non-cash items, as explained in the Adjusted EBITDA section above offset by a large collection of other receivables in the comparative period.

Investing Activities

During the six-month period ended August 31, 2015, the investing activities generated an increase in cash of $8,121 primarily due to maturity of short-term investments of $13,971. The increase in liquidities was offset by acquisition of property, plant and equipment for $850 related to the plant in Sherbrooke and acquisition of short-term investments for $4,994.

Financing Activities

During the six-month period ended August 31, 2015, the financing activities generated a decrease in cash of $435 mainly due to interest paid of $444.

Overall, as a result of cash flows from all activities, the Corporation decreased its cash position by $192 and its short-term investments by $8,237 for the six-month period ended August 31, 2015.

At August 31, 2015, the Corporation’s liquidity position, consisting of cash and short-term investments, was $19,196. Of this amount, $15,766 are Acasti’s funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to Neptune.

The Corporation has no committed undrawn financing.

The nutraceutical business is currently operating with negative cash flows from operations and the Corporation, in aggregate, had negative cash flows from operating activities in the three-month and six-month periods ended August 31, 2015 of $5.0 million and $8.0 million, respectively.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the successful implementation of a company-wide initiative to drive efficiencies and heighten operating performance, along with the ability to achieve stronger revenues in line with higher production levels.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiaries to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

management discussion and analysis of the financial situation and operating results

SUBSEQUENT EVENT

On September 29, 2015, Acasti announced that in order to regain compliance with NASDAQ Minimum Bid Price Rules, it will consolidate the issued and outstanding Class A common shares of Acasti on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares, provided that each fractional Common Share that results from the Consolidation shall be rounded up.

In accordance with TSX Venture Exchange’s and NASDAQ’s bulletins, the Consolidation will be effective at the open of trading on October 15, 2015 (the “Effective Date”) and the Common Shares shall begin trading on the NASDAQ Stock Market and TSX Venture Exchange on a reverse split-adjusted basis on such date, which shall result into approximately 10,661,626 Common Shares issued and outstanding on a post-Consolidation basis.

The exercise price in effect on the Effective Date, in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”), will be increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities shall also be decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at August 31, 2015 compared to February 28, 2015 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments
Cash	(192)	Refer to “liquidity and capital resources”
Short-term investments	(8,237)	Maturity of investments
Trade and other receivables	(906)	Receipt of accounts receivables payments
Tax credits receivable	(306)	Receipt of tax credits on equipment acquisitions and eligible R&D expenses
Inventories	323	Production at the plant
Property, plant and equipment	(622)	Costs related to plant net of depreciation
Trade and other payables	(1,810)	Repayments of accounts payables
Derivative warrant liability	(1,676)	Change in fair value of warrants

See the statement of changes in equity for details of changes to the equity accounts from February 28, 2015.

RELATED PARTY TRANSACTIONS

(Expressed in thousands of dollars)

Transactions with key management personnel:

For the three-month and six-month periods ended August 31, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to $20 and $30 (nil in 2014), respectively. As at August 31, 2015, the balance due to this corporation amounts to $20 ($50 as at February 28, 2015). This amount was presented in the consolidated statements of financial position under “trade and other payables”. These consulting services ended when the CFO was appointed.

The Corporation granted 75,000 DSUs during the six-month period ended August 31, 2015 in compensation for consulting services to be rendered by a member of the Board of Directors. Stock-based compensation recognized under this plan amounted to $34 for the three-month and six-month periods ended August 31, 2015.

Refer to note 18 of the consolidated interim financial statements for related party disclosures related to key management personnel compensation.

management discussion and analysis of the financial situation and operating results

CONTROLS AND PROCEDURES

Changes in internal control over financial reporting (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the CEO and the CFO that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended August 31, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at October 14, 2015, the total number of common shares issued by the Corporation and outstanding is 75,366,781 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 1,208,913 Neptune warrants, 5,758,650 Neptune options, 11,250 Neptune restrictive share units and 75,000 Neptune deferred share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 4,842,500 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 20,016,542 warrants (including 592,500 warrants owned by the Corporation), 5,125,635 options and 11,250 restrictive share units outstanding at this date. Each warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti.